File No. 812-14048

UNITED STATES OF AMERICA

BEFORE THE

U.S. SECURITIES AND EXCHANGE COMMISSION

Amended and Restated Application for an Order under Section 6(c) of the Investment Company Act of 1940 (the “Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act and under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act and under Section 12(d)(1)(J) granting an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act

In the Matter of

GENCAP Strategies LLC (formerly, Active Relief, LLC)
Factor Shares Trust
25 Deforest Avenue
Summit, NJ 07901

Esposito Securities LLC
300 Crescent Court, Suite 650
Dallas, Texas  75201

Please send all communications to:

Michael Berenson, Esq.
Bingham McCutchen LLP
2020 K Street NW
Washington, D.C. 20006

Page 1 of 31 pages

As filed with the Securities and Exchange Commission on July 18, 2013

TABLE OF CONTENTS
(continued)

			Page

VI.	REQUEST FOR SECTION 12(D)(1) RELIEF		22
	A.	Exemption from the Provisions of Sections 12(d)(l)(A), 12(d)(1)(B) and 17(a)	22
	B.	The Acquiring Funds	22
	C.	Proposed Conditions and Disclosure	22

VII.	LEGAL ANALYSIS			23
	A.	Section 12(d)(l)		23
		1.	Exemption under Section 12(d)(1)(J)	24
		2.	Concerns Underlying Section 12(d)(1)(J)	24
	B.	Sections 17(a), 17(b) and 6(c)		26
VIII.	EXPRESS CONDITIONS TO THIS APPLICATION			28
IX.	PROCEDURAL MATTERS, CONCLUSIONS AND SIGNATURES			30

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of
GENCAP Strategies LLC	Amended and Restated Application for an Order
(formerly, Active Relief, LLC)	under Section 6(c) of the Investment Company
Factor Shares Trust	Act of 1940 (the “Act”) for an exemption
25 Deforest Avenue	from Sections 2(a)(32), 5(a)(1), 22(d) and
Summit, NJ 07901	22(e) of the Act and Rule 22c-1 under
the Act and under Sections 6(c) and 17(b)
Esposito Securities LLC	of the Act for an exemption from
300 Crescent Court, Suite 650	Sections 17(a)(1) and 17(a)(2) of the Act
Dallas, Texas 75201	and under Section 12(d)(1)(J) granting an
exemption from Sections 12(d)(1)(A) and
File No. 812-14048	12(d)(1)(B) of the Act

I. SUMMARY OF APPLICATION

A. Request for Order

In this amended and restated application (“Application”), the undersigned applicants, GENCAP Strategies LLC (formerly, Active Relief, LLC) (the “Adviser”), Factor Shares Trust (the "Trust") and Esposito Securities, LLC  (the "Distributor" and, together with the Trust and the Adviser, the “Applicants”) apply for and request an order under Section 6(c) of the Investment Company Act of 1940 (the “Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act and under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act (the “Order”).  The Application was initially filed on June 26, 2012 and previously amended on April 4, 2013.

The Trust is a multi-series investment company, which will include an actively-managed investment series (the “Initial Fund”). Applicants request that the relief requested herein extend to any future series of the Trust and to any other open-end investment company or series thereof that is an actively managed ETF, as defined below (‘Future Funds’). Any Future Fund will: (i) be advised by the Adviser or any entity controlling, controlled by, or under common control with GENCAP Strategies LLC, or any successor thereto1(each such entity included in the term “Adviser”) and (ii) comply with the terms and conditions of the Order. The Initial Fund, together with any Future Funds, comprise the “Funds.” Each Fund will operate as an actively managed ETF. All entities that currently intend to rely on the Order are named as Applicants.  Any entity that relies on the Order in the future will comply with the terms and conditions of this Application. The Order would permit, among other things, (a) shares of a Fund (“Shares”) to be redeemable in large aggregations only (“Creation Units”); (b) Shares to trade on a national securities exchange as defined in Section 2(a)(26) of the Act (“Exchange”), such as the New York Stock Exchange Arca (“NYSE”) or the Nasdaq Stock Market, Inc. (“Nasdaq”), at negotiated market prices rather than at net asset value (“NAV”); (c) relief from the seven (7) calendar day redemption requirement for certain Funds under specified limited circumstances; and (d) certain affiliated persons of the investment company to buy securities from, and sell securities to, the investment company, in connection with the in-kind purchase and redemption of the investment company’s exchange-traded Shares (referred to as the “ETF Relief”).2  Applicants believe that the requested ETF Relief is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Applicants also apply for and request the Order pursuant to Section 12(d)(l)(J) of the Act exempting certain transactions from Sections 12(d)(l)(A) and 12(d)(l)(B) of the Act, and under Sections 6(c) and 17(b) of the Act exempting certain transactions from Section 17(a) of the Act (included in the term “Order”).  Applicants request that this relief (sometimes referred to herein as the “12(d)(l) Relief”) be applicable to (i) the Funds, (ii) “Acquiring Funds” as defined immediately below, and (iii) any broker-dealer registered under the Securities Exchange Act of 1934, as amended (“Exchange Act”) selling Shares to Acquiring Funds (“Brokers”) or any principal underwriter of a Fund.3  The Order, if granted, would permit registered management investment companies and unit investment trusts (“UITs”) that are not advised or sponsored by the Adviser or an entity controlling, controlled by or under common control with the Adviser, and not part of the same “group of investment companies” as defined in Section 12(d)(l)(G)(ii) of the Act as the Funds, to acquire Shares beyond the limits of Section 12(d)(l)(A) of the Act.  Such management companies are referred to herein as the “Acquiring Management Companies,” such UITs are referred to herein as “Acquiring Trusts,” and are collectively referred to herein as the “Acquiring Funds.” The requested exemptions would also permit each Fund and/or a Broker to sell Shares to an Acquiring Fund beyond the limits of Section 12(d)(l)(B).  In addition, Applicants request relief from Sections 17(a)(l) and (2) to permit each Fund that is an affiliated person, or an affiliated person of an affiliated person, as defined in Section 2(a)(3) of the Act, of an Acquiring Fund to sell its Shares to, and redeem its Shares from, an Acquiring Fund.  An Acquiring Fund may rely on the Order, if granted, only to invest in the Funds (as well as other ETFs advised by the Adviser or an entity controlling, controlled by or under common control with the Adviser), and not in any other registered investment company.  Funds created in the future might include one or more ETFs which invest in other open-end and/or closed-end investment companies and/or ETFs (“FOF ETF”).  For purposes of complying with Section 12(d) of the 1940 Act, an FOF ETF will either comply with one of the relevant statutory exemptions, for example, Sections 12(d)(1)(F) or 12(d)(1)(G), alone or in conjunction with Rules 12d1-1, 12d1-2 or 12d1-3.  In addition, an FOF ETF may invest in certain other ETFs in different groups of investment companies pursuant to exemptive relief that those ETFs have obtained from Section 12(d)(1).4
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1           For the purposes of the Order, “successor” is limited to an entity that would result from a reorganization into another jurisdiction or a change in the type of business organization.

2           Open-end investment companies and UITs that trade on an Exchange are often referred to as exchange traded funds (“ETFs”).

3           Any future principal underwriter of a Fund will be a broker-dealer registered under the Exchange Act and will comply with the terms and conditions of the application.

4           In no case, however, will a Fund that is an FOF ETF rely on the exemption from Section 12(d)(1) being requested in this application.

The Applicants believe that (a) the requested ETF Relief and 12(d)(1) Relief is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act; (b) with respect to the ETF Relief and the 12(d)(1) Relief (i) the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, (ii) the proposed transaction is consistent with the policy of each Fund, as recited in its registration statement and reports filed under the Act, (iii) the proposed transaction is consistent with the general purposes of the Act; and (c) the requested 12(d)(1) Relief is consistent with the public interest and the protection of investors.

B. Comparability to Prior Commission Orders

The requested relief is very similar to the relief granted by the Securities and Exchange Commission (the “Commission”) to other actively managed ETFs, including Huntington Advisors, Inc. et al. and Pyxis Capital, L.P.5

II.           THE APPLICANTS

A. The Adviser

An Adviser will be the investment adviser to the Funds.  GENCAP Strategies LLC, a Texas limited liability company,  is in the process of registering as an investment adviser under Section 203 of the Investment Advisers Act of 1940 (the “Advisers Act”).  Any other Adviser will be registered under the Advisers Act. The Adviser may enter into sub-advisory agreements with investment advisers to act as sub-advisers with respect to the Trust and any Fund, if warranted.

The Adviser, subject to the oversight and authority of the board of trustees of the Trust (the “Board”)6, will implement each Fund’s investment program and oversee the day-to-day portfolio activities of each Fund.  If the Adviser engages a Sub-Adviser, the Adviser will develop the overall investment program for each Fund and oversee the Sub-Adviser’s activities.  The Adviser will arrange and oversee the provision of necessary services for the Funds (including custodial, transfer agency and administration services) and furnish office facilities, equipment, services and executive and administrative personnel necessary for managing the investment program of each Fund.  Applicants note that affiliates of the Adviser or any Sub-Adviser may be hired to provide other services, such as administration, custody, distribution, or transfer agency services, to the Funds, subject to the Board’s approval.

Any sub-adviser to the Trust or a Fund will be registered under the Advisers Act or not subject to registration under the Advisers Act (each a “Sub-Adviser” and, collectively, the “Sub-Advisers”).

B.           The Trust

The Trust is a Delaware statutory trust registered under the Act as an open-end management investment company.  It is authorized to offer an unlimited number of Funds.  The Funds will adopt certain fundamental policies consistent with the Act.  It is anticipated that each Fund will be classified as “diversified” under the Act, however one or more Funds may be classified as a “non-diversified company” under the Act.7  Each Fund intends to maintain the required level of diversification and otherwise conduct its operations so as to qualify as a “regulated investment company” (“RIC”) for purposes of the Internal Revenue Code of 1986 (the “Code”), in order to relieve each Fund of any liability for Federal income tax to the extent that its earnings are distributed to shareholders.8

C.           The Distributor

The Distributor is a broker-dealer registered under the Exchange Act and a member of the Financial Industry Regulatory Authority (“FINRA”) and will act as the distributor and principal underwriter of the Creation Units of Shares.  The Distributor is a Texas limited liability company and will distribute Shares on an agency basis. (See Section III.A. below for a discussion of the Distributor’s role and duties.)  In the future, another broker-dealer registered under the Exchange Act may act as distributor and principal underwriter.9 No Distributor will be affiliated with any Exchange.
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5           Huntington Asset Advisors, Inc. et al., Investment Company Act Release Nos. 30032 (April 10, 2012)(notice) and 30061 (May 8, 2012)(order) (the “Huntington Order”) and Pyxis Capital, L.P. et al. Investment Company Act Release Nos. 30316 (Dec. 21, 2012)(notice) and 30352(order)(Jan. 16, 2013).

6           The term “Board” includes the board of directors or trustees of any Future Fund.

7           See Section 5(b) of the Act.

8           The Trusts reserve the right to create Funds that will not operate as RICs.

9           For purposes of the Order, the term “Distributor” shall include any other entity that acts as the distributor and principal underwriter of the Creation Units of Shares of the Funds in the future and complies with the terms and conditions of the Application. Any future Distributor will be a broker-dealer registered under the Exchange Act.

III.           APPLICANTS’ PROPOSAL

A. Operation of the Funds

1. Capital Structure and Voting Rights; Book-Entry.

Shareholders of a Fund will have one vote per Share with respect to matters regarding the Trust or the respective Fund for which a shareholder vote is required consistent with the requirements of the Act and the rules promulgated thereunder and Delaware statutory trust law.  Shares will be registered in book-entry form only and the Funds will not issue individual share certificates.  The Depository Trust Company, New York, New York, a limited purpose trust company organized under the laws of the State of New York (the “Depository” or “DTC”), or its nominee will be the record or registered owner of all outstanding Shares.  Beneficial ownership of Shares (owners of such beneficial interests referred to herein as “Beneficial Owners”) will be shown on the records of the Depository or Depository participants (e.g., broker-dealers, banks, trust companies and clearing companies) (“DTC Participants”).  Shares will be registered in book entry form only, which records will be kept by the Depository.  Beneficial Owners of Shares will exercise their rights in such securities indirectly through the Depository and the DTC Participants.  All references herein to owners or holders of such Shares shall reflect the rights of persons holding an interest in such securities as they may indirectly exercise such rights through the Depository and DTC Participants, except as otherwise specified. No Beneficial Owner shall have the right to receive a certificate representing such Shares.   Conveyances of all notices, statements, shareholder reports and other communications from any Fund to Beneficial Owners will be at such Fund’s expense through the customary practices and facilities of the Depository and the DTC Participants.

2. Investment Objectives.

In seeking to achieve its investment objective, each Fund will utilize an “active” management strategy for security selection and portfolio construction. Each Fund will attempt to achieve its investment objective by utilizing an “active” investment strategy based on investments in equity and debt securities and other permitted assets and positions, as appropriate, including shares of other investment companies.

The Funds may invest in equity securities (“Equity Funds”), fixed income securities (“Fixed Income Funds”) or both equity and fixed income securities (“Blend Funds”) traded in the U.S. or non-U.S. markets.  The Equity Funds that invest in equity securities traded in the U.S. market (“Domestic Equity Funds”), Fixed Income Funds that invest in fixed income securities traded in the U.S. market (“Domestic Fixed Income Funds”) and Blend Funds that invest in equity and fixed income securities traded in the U.S. market (“Domestic Blend Funds”) collectively are “Domestic Funds.”  Funds that invest in foreign and domestic equity securities are “Global Equity Funds.” Funds that invest in foreign and domestic fixed income securities are “Global Fixed Income Funds.” Funds that invest in equity securities and fixed income securities traded in the U.S. and non-U.S. markets are “Global Blend Funds” (and collectively with the Global Equity Funds and Global Fixed Income Funds, “Global Funds”).  Funds that invest in foreign equity securities are “Foreign Equity Funds”, Funds that invest in foreign fixed income securities are “Foreign Fixed Income Funds” and Funds that invest in both foreign equity and foreign fixed income securities are Foreign Blend Funds (and collectively with Foreign Equity Funds and Foreign Fixed Income Funds, “Foreign Funds”).

It is anticipated that the Initial Fund relying on the relief being requested will be a Foreign Equity Fund whose investment objective is to seek to provide capital appreciation through investments in companies which have significant operations in Mongolia.  This Fund will utilize an actively managed investment strategy to meet its investment objective. The Adviser or Sub-Advisers to the Fund will have the discretion to select securities for the Fund’s portfolio consistent with the Fund’s investment objective. This Fund may use a “multi-manager” approach, which means the Adviser may allocate portions of the Fund to different Sub-Advisers who employ distinct investment styles, and may select holdings for the Fund utilizing model portfolios provided by the Sub-Advisers. The Adviser may also use proprietary techniques to adjust the portfolio for factors such as position size, industry and sector weights, and market capitalization. The factors considered and models used by the Adviser may change over time.

3. Implementation of Investment Strategy.

In order to implement each Fund’s investment strategy, the Adviser and any Sub-Adviser(s) of a Fund may review and change the securities, and other assets and positions held by a Fund (“Portfolio Positions”) daily.10  The Adviser and any Sub-Adviser(s) will not disclose information concerning the identities and quantities of the Portfolio Positions before such information is publicly disclosed and is available to the entire investing public. Notwithstanding the foregoing, prior to disclosure to the general public of the identities and quantities of the Portfolio Positions, the Adviser and any Sub-Adviser(s) may disclose such information solely to the Chief Compliance Officers of the Trust, the Adviser and the Sub-Adviser(s) for purposes of such persons’ monitoring of compliance with each entity’s Code of Ethics (as defined below) or other regulatory issues under the “federal securities laws,” as defined in Rule 38a-1 of the Act and to certain service providers for a Fund with whom the Fund has confidentiality agreements, for example, a Fund’s custodian.

4. Depositary Receipts.

Applicants anticipate that the Funds may invest a portion of their assets in depositary receipts representing foreign securities in which they seek to invest (“Depositary Receipts”).  Depositary Receipts are typically issued by a financial institution (a “Depository”) and evidence ownership interests in a security or a pool of securities (“Underlying Securities”) that have been deposited with the Depository.11 A Fund will not invest in any Depositary Receipts that the Adviser and/or Sub-Adviser deem to be illiquid or which pricing information is not readily available.

The Trust will submit an application to list the Shares of each Fund on an Exchange such as the NYSE and it is expected that one or more member firms will be designated to maintain a market for the Shares trading on the Exchange.12 As long as a Fund operates in reliance on the Order, Shares of the Fund will be listed on an Exchange.  Shares may also be cross-listed on one or more foreign securities exchanges.  No affiliated person, or affiliated person of an affiliated person, of the Funds will maintain a secondary market in Shares.

B. Purchases and Redemptions of Shares and Creation Units

Each Fund will offer and sell its Shares to investors only in Creation Units of 25,000 or more Shares through the Distributor on a continuous basis at the NAV per Share next determined after receipt of an order in proper form.  The NAV per Share of each Fund will be determined as of the close of regular trading on the NYSE on each day that the NYSE is open.  A “Business Day” is defined as any day that the Trust is open for business, including as required by Section 22(e) of the Act.  The Funds will sell and redeem Creation Units only on Business Days.  Applicants currently anticipate that the price of a Share will range from $20 to $200, and that the price of a Creation Unit will range from $1,000,000 to $20,000,000.

Shares will be listed on the Exchange and traded in the secondary market in the same manner as other equity securities.  The price of Shares trading on the secondary market will be based on a current bid-offer market.  No secondary sales will be made to brokers or dealers at a concession by the Distributor or by a Fund.  Purchases and sales of Shares in the secondary market, which will not involve a Fund, will be subject to customary brokerage commissions and charges.  The price at which Shares trade will be disciplined by arbitrage opportunities created by the ability to purchase or redeem Creation Units at NAV per Share, which should ensure that Shares will not trade at a material premium or discount in relation to NAV per Share.
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10           If a Fund invests in derivatives, then (a) the Fund’s Board will periodically review and approve the Fund’s use of derivatives and how the Fund’s investment adviser assesses and manages risk with respect to the Fund’s use of derivatives and (b) the Fund’s disclosure of its use of derivatives in its offering documents and periodic reports will be consistent with relevant Commission and staff guidance.

11           Depositary Receipts include American Depositary Receipts (“ADRs”) and Global Depositary Receipts (“GDRs”).  With respect to ADRs, the Depository is typically a U.S. financial institution and the Underlying Securities are issued by a foreign issuer.  The ADR is registered under the Securities Act on Form F-6.  ADR trades occur either on an Exchange or off-exchange.  FINRA Rule 6620 requires all off-exchange transactions in ADRs to be reported within 90 seconds and ADR trade reports to be disseminated on a real-time basis.  With respect to GDRs, the Depository may be a foreign or a U.S. entity, and the Underlying Securities may have a foreign or a U.S. issuer.  All GDRs are sponsored and trade on a foreign exchange.  No affiliated persons of Applicants or any Sub-Adviser will serve as the Depository for any Depositary Receipts held by a Fund.

12  If Shares are listed on Nasdaq or a similar electronic Exchange (including the NYSE), one or more member firms of that Exchange will act as market maker (“Market Maker”) and maintain a market for Shares trading on the Exchange.  On Nasdaq, no particular Market Maker would be contractually obligated to make a market in Shares.  However, the listing requirements on Nasdaq, for example, stipulate that at least two Market Makers must be registered in Shares to maintain a listing.  In addition, on Nasdaq and NYSE, registered Market Makers are required to make a continuous two-sided market or subject themselves to regulatory sanctions.  No Market Maker will be an affiliated person, or an affiliated person of an affiliated person, of the Funds, except within Section 2(a)(3)(A) or (C) of the Act due to ownership of Shares, as described below.

1. Placement of Orders to Purchase Creation Units.

In order to keep costs low and permit each Fund to be as fully invested as possible, Shares will be purchased and redeemed in Creation Units and generally on an in-kind basis. Accordingly, except where the purchase or redemption will include cash under the limited circumstances specified below, purchasers will be required to purchase Creation Units by making an in-kind deposit of specified instruments (“Deposit Instruments”), and shareholders redeeming their Shares will receive an in-kind transfer of specified instruments (“Redemption Instruments”).13  On any given Business Day, the names and quantities of the instruments that constitute the Deposit Instruments and the names and quantities of the instruments that constitute the Redemption Instruments will be identical, and these instruments may be referred to, in the case of either a purchase or a redemption, as the “Creation Basket.” In addition, the Creation Basket will correspond pro rata to the positions in the Fund’s portfolio (including cash positions),14 except:

(a)	in the case of bonds, for minor differences when it is impossible to break up bonds beyond certain minimum sizes needed for transfer and settlement;

(b)	for minor differences when rounding is necessary to eliminate fractional shares or lots that are not tradeable round lots;15 or

(c)	TBA Transactions or other positions that cannot be transferred in kind16 will be excluded from the Creation Basket.17

If there is a difference between the net asset value attributable to a Creation Unit and the aggregate market value of the Creation Basket exchanged for the Creation Unit, the party conveying instruments with the lower value will also pay to the other an amount in cash equal to that difference (the “Balancing Amount”). A difference may occur where the market value of the Creation Basket changes relative to the net asset value of the Fund or for the reasons identified in clauses (a) through (c) above.

Purchases and redemptions of Creation Units may be made in whole or in part on a cash basis, rather than in kind, solely under the following circumstances:

(a)	to the extent there is a Balancing Amount, as described above;

(b)	if, on a given Business Day, the Fund announces before the open of trading that all purchases, all redemptions or all purchases and redemptions on that day will be made entirely in cash;

(c)
if, upon receiving a purchase or redemption order from an Authorized Participant (as defined below), the Fund determines to require the purchase or redemption, as applicable, to be made entirely in cash18

(d)
if, on a given Business Day, the Fund requires all Authorized Participants purchasing or redeeming Shares on that day to deposit or receive (as applicable) cash in lieu of some or all of the Deposit Instruments or Redemption Instruments, respectively, solely because: (i) such instruments are not eligible for transfer through either the NSCC Process or DTC Process (each as defined below); or (ii) in the case of Foreign or Global Funds, such instruments are not eligible for trading due to local trading restrictions, local restrictions on securities transfers or other similar circumstances; or

(e)
if the Fund permits an Authorized Participant to deposit or receive (as applicable) cash in lieu of some or all of the Deposit Instruments or Redemption Instruments, respectively, solely because: (i) such instruments are, in the case of the purchase of a Creation Unit, not available in sufficient quantity; (ii) such instruments are not eligible for trading by an Authorized Participant or the investor on whose behalf the Authorized Participant is acting; or (iii) a holder of Shares of Foreign or Global Fund would be subject to unfavorable income tax treatment if the holder receives redemption proceeds in kind.19

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13           The Funds must comply with the federal securities laws in accepting Deposit Instruments and satisfying redemptions with Redemption Instruments, including that the Deposit Instruments and Redemption Instruments are sold in transactions that would be exempt from registration under the Securities Act. In accepting Deposit Instruments and satisfying redemptions with Redemption Instruments that are restricted securities eligible for resale pursuant to rule 144A under the Securities Act, the Funds will comply with the conditions of Rule 144A.

14           The portfolio used for this purpose will be the same portfolio used to calculate the Fund's NAV for that Business Day.

15           A tradeable round lot for a security will be the standard unit of trading in that particular type of security in its primary market.

16           This includes instruments that can be transferred in kind only with the consent of the original counterparty to the extent the Fund does not intend to seek such consent.

17           Because these instruments will be excluded from the Creation Basket, their value will be reflected in the determination of the Balancing Amount (defined below).

18           In determining whether a particular Fund will sell or redeem Creation Units entirely on a cash or in-kind basis (whether for a given day or a given order), the key consideration will be the benefit that would accrue to the Fund and its investors. For instance, in bond transactions, the Adviser may be able to obtain better execution than Share purchasers because of the Adviser's size, experience and potentially stronger relationships in the fixed income markets. Purchases of Creation Units either on an all cash basis or in-kind are expected to be neutral to the Funds from a tax perspective. In contrast, cash redemptions typically require selling portfolio holdings, which may result in adverse tax consequences for the remaining Fund shareholders that would not occur with an in-kind redemption. As a result, tax considerations may warrant in-kind redemptions.

19           A “custom order” is any purchase or redemption of Shares made in whole or in part on a cash basis in reliance on clause (e)(i) or (e)(ii).

Each Business Day, before the open of trading on the Exchange, the Fund will cause to be published through the NSCC the names and quantities of the instruments comprising the Creation Basket, as well as the estimated Balancing Amount (if any), for that day. The published Creation Basket will apply until a new Creation Basket is announced on the following Business Day, and there will be no intra-day changes to the Creation Basket except to correct errors in the published Creation Basket.

A TBA Transaction is a method of trading mortgage-backed securities.  In a TBA Transaction, the buyer and seller agree upon general trade parameters such as agency, settlement date, par amount and price.  The actual pools delivered generally are determined two days prior to the settlement date.  The amount of substituted cash in the case of TBA Transactions will be equivalent to the value of the TBA Transaction listed as a Deposit Security or Redemption Security.

All orders to purchase Creation Units must be placed with the Distributor by or through an “Authorized Participant,” which is a DTC Participant that has executed a “Participant Agreement” with the Distributor.  Authorized Participants may be, but are not required to be, members of the Exchange.  Investors may obtain a list of Authorized Participants from the Distributor.

Purchase orders for Funds will be processed either through a manual clearing process or through an enhanced clearing process.  The enhanced clearing process is available only to those DTC Participants that also are participants in the Continuous Net Settlement (“CNS”) System of the National Securities Clearing Corporation (“NSCC”), a clearing agency registered with the Commission and affiliated with DTC.  The NSCC/CNS system has been enhanced specifically to effect purchases and redemptions of exchange-traded investment company securities, such as Shares.  The enhanced clearing process (the “NSCC Process”) simplifies the process of transferring a basket of securities between two parties by treating all of the securities that comprise the basket as a single unit.  By contrast, the manual clearing process (the “DTC Process”) involves a manual line-by-line movement of each securities position.  Because the DTC Process involves the movement of hundreds of securities, while the NSCC Process involves the movement of one unitary basket, DTC will charge a Fund more than NSCC to settle a purchase or redemption of Creation Units.  Each Fund recoups the settlement costs charged by NSCC and DTC by imposing a “Transaction Fee” on investors purchasing or redeeming Creation Units.  For this reason, investors purchasing or redeeming Funds through the DTC Process generally will pay a higher Transaction Fee than will investors doing so through the NSCC Process.

Transaction Fees will be limited to amounts that have been determined by the Adviser to be appropriate and will take into account transaction costs associated with the purchase and redemption of Creation Units. . In all cases, such Transaction Fees will be limited in accordance with requirements of the Commission applicable to management investment companies offering redeemable securities.

For Global Funds and Foreign Funds, the purchase of a Creation Unit will operate as follows. Once a purchase order has been placed with the Distributor, the Distributor will inform the Adviser and the custodian. The custodian will then inform the appropriate subcustodians. The Authorized Participant will deliver to the appropriate sub-custodians, on behalf of itself or the Beneficial Owner, the relevant Deposit Instruments and cash.  Deposit Instruments and cash must be delivered to the accounts maintained at the applicable subcustodians.  The subcustodians will confirm to the custodian that the required securities have been delivered, and the custodian will notify the Adviser and Distributor.  The Distributor will then furnish the purchaser with a confirmation and Prospectus.

Except as described below, Shares and Deposit Instruments of Fixed Income Funds will clear and settle in the same manner as the Shares and Deposit Instruments of Equity Funds.  The Shares and Deposit Instruments of Fixed Income Funds will clear and settle in the same manner as the fixed income securities and shares of other ETFs that invest in fixed income securities.  Deposit Instruments that are U.S. government or U.S. agency securities and any cash will settle via free delivery through the Federal Reserve System.  Non-U.S. fixed income securities will settle in accordance with the normal rules for settlement of such securities in the applicable non-U.S. market.  The Shares will settle through the DTC.  The custodian will monitor the movement of the underlying Deposit Instruments and will instruct the movement of Shares only upon validation that such securities have settled correctly.  The settlement of Shares will be aligned with the settlement of the underlying Deposit Instruments and will generally occur on a settlement cycle of T+3 Business Days or shorter, at the sole discretion of the Trust on behalf of each Fund.20  Applicants do not believe the issuance and settlement of Creation Units in the manner described above will have any negative impact on the arbitrage efficiency or the secondary market trading of Shares.  Applicants do not believe that the clearing and settlement process will affect the arbitrage of Shares of the Fixed Income Funds.
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20           Applicants note that Shares of the Fixed Income Funds typically will trade and settle on a trade date plus three business days (“T+3”) basis.  Where this occurs, Applicants believe that Shares of each Fixed Income Fund will trade in the secondary market at prices that reflect interest and coupon payments on Portfolio Positions through the Shares' T+3 settlement date.  As with other investment companies, the Act requires the Fixed Income Funds to calculate NAV based on the current market value of portfolio investments, and does not permit the Fixed Income Funds to reflect in NAV interest and coupon payments not due and payable.  Therefore, to the extent that Shares of the Fixed Income Funds may trade in the secondary market at a price that reflects interest and coupon payments due on a T+3 settlement date, Applicants anticipate that such Shares may trade in the secondary market at a slight premium to NAV per share that reflects these interest and coupon payments.  Applicants do not believe that this apparent premium will have any impact on arbitrage activity or the operations of the Fixed Income Funds.  The Market Makers (and other institutional investors) who would take advantage of arbitrage activity have full access to this information and regularly consider such information when buying an individual bond or baskets of fixed income securities.

All orders to purchase Creation Units, whether through the NSCC Process or the DTC Process, must be received by the Distributor no later than the closing time of the regular trading session on the NYSE (ordinarily 4:00 p.m. ET) in each case on the date such order is placed (the “Transmittal Date”) in order for the purchaser to receive the NAV per Share determined on the Transmittal Date.  The Distributor will maintain a record of Creation Unit purchases and will send out confirmations of such purchases.

The Distributor will transmit all purchase orders to the relevant Fund.  The Fund may reject any order that is not in proper form.  After a Fund has accepted a purchase order and received delivery of the Deposit Instruments (or cash) and any accompanying Balancing Amount, NSCC or DTC, as the case may be, will instruct the Fund to initiate “delivery” of the appropriate number of Shares to the book-entry account specified by the purchaser.  The Distributor will furnish a Prospectus and a confirmation order to those placing purchase orders and will maintain a record of the instructions given to a Fund to implement delivery of its Shares.

Persons purchasing Creation Units from a Fund must make an in-kind deposit of Deposit Instruments together with the Balancing Amount, plus the applicable Transaction Fee.  The Adviser also will make available on a daily basis information about the previous day’s Balancing Amount relevant to the purchase of each Fund.21

Just as Shares can be purchased from a Fund only in Creation Units, such Shares similarly may be redeemed only if tendered in Creation Units (except in the event a Fund is liquidated ).22  Redemption requests must be placed by or through an Authorized Participant.  As required by law, redemption requests in good order will receive the NAV per Share next determined after the request is received in proper form.23

When redeeming a Creation Unit of a Foreign Fund or a Global Fund and taking delivery of Redemption Instruments in connection with such redemption into a securities account of the Authorized Participant or investor on whose behalf the Authorized Participant is acting, the owner of the account must maintain appropriate security arrangements with a broker-dealer, bank or other custody provider in each jurisdiction in which any of the Redemption Instruments are customarily traded.  As with purchases, redemptions of Shares may be made either through the NSCC Process or through the DTC Process.  The Transaction Fee for redemptions effected through the DTC Process will be higher than for redemptions effected through the NSCC Process.

2. Pricing of Shares.

The price of Shares trading on the Exchange will be based on a current bid/offer market.  The price of Shares of any Fund, like the price of all traded securities, is subject to factors such as supply and demand, as well as the current value of the Portfolio Positions held by such Fund.  Shares, available for purchase or sale on an intraday basis on the Exchange, do not have a fixed relationship either to the previous day’s NAV per Share nor the current day’s NAV per Share.  Prices on the Exchange therefore may be below, at, or above the most recently calculated NAV per Share of such Shares.  No secondary sales will be made to brokers or dealers at a concession by the Distributor or by a Fund.  Transactions involving the sale of Shares on the Exchange will be subject to customary brokerage commissions and charges.

Applicants believe that the existence of a continuous trading market for Shares, together with the publication by the Exchange of the estimated NAV of a Share will be a key advantage of the Trust in contrast to a traditional mutual fund.
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21           The Adviser and Distributor each have adopted a Code of Ethics as required under rule 17j-1 under the Act, which contains provisions reasonably necessary to prevent Access Persons (as defined in rule 17j-1) from engaging in any conduct prohibited in rule 17j-1. In addition, the Adviser has adopted policies and procedures as required under Section 204A of the Advisers Act, which are reasonably designed in light of the nature of its business to prevent the misuse, in violation of the Advisers Act or the Exchange Act or the rules thereunder, of material non-public information by the Adviser or any associated person, as well as compliance policies and procedures as required under rule 206(4)-7 under the Advisers Act.  Any Sub-Adviser to a Fund will be required to adopt and maintain a similar code of ethics and insider trading and compliance policies and procedures.  In accordance with Adviser's Code of Ethics and policies and procedures designed to prevent the misuse of material non-public information, personnel of the Adviser with knowledge about the composition of a Creation Deposit will be prohibited from disclosing such information to any other person, except as authorized in the course of their employment, until such information is made public.

22           In the event that the Trust or any Fund is liquidated, the composition and weighting of the Portfolio Positions to be made available to redeemers shall be established as of such liquidation date.  There are no specific liquidation events, but the Trust or any Fund may be liquidated by a majority vote of the Board of the Trust. In the event of a liquidation, the Board in its sole discretion could determine to permit the Shares to be individually redeemable.  In such circumstances, the Trust might elect to pay cash redemptions to all Beneficial Owners, with an “in-kind” election for Beneficial Owners owning in excess of a certain stated minimum amount.

23           Consistent with the provisions of Section 22(e) of the Act and rule 22e-2 under the Act, the right to redeem will not be suspended, nor payment upon redemption delayed, except as provided by Section 22(e) of the Act or by the exemptive relief being requested in this Application.

C. Likely Purchasers of Shares

Applicants expect that there will be several categories of market participants who are likely to be interested in purchasing Creation Units of the Funds.  One is the institutional investor that desires to keep a portion of its portfolio invested in a professionally managed, diversified portfolio of securities and finds the Shares a cost effective means to do so.  The other likely institutional investor is the arbitrageur, who stands ready to take advantage of any slight premium or discount in the market price of Shares of a Fund on the Exchange versus the cost of depositing the Creation Basket and creating a Creation Unit to be unbundled into individual Shares.  The Applicants do not expect that arbitrageurs will hold positions in Shares for any length of time unless the positions are appropriately hedged.  The Applicants believe that arbitrageurs will purchase or redeem Creation Units of a Fund in pursuit of arbitrage profit, and in so doing will enhance the liquidity of the secondary market as well as keep the market price of Shares close to their NAV per Share.  Institutional investors may also wish to purchase or redeem Creation Units of a Fund to take advantage of the potential arbitrage opportunities in much the same manner as arbitrageurs.

In the above examples, purchasers of Shares in Creation Units may hold such Shares or sell them into the secondary market.  Applicants expect that secondary market purchasers of Shares will include both institutional investors and retail investors for whom such Shares provide a useful, retail-priced, exchange-traded mechanism for investing in a professionally managed, diversified portfolio of securities.

D. Disclosure Documents

Section 5(b)(2) of the Securities Act makes it unlawful to carry or cause to be carried through interstate commerce any security for the purpose of sale or delivery after sale unless accompanied or preceded by a statutory prospectus.  Although Section 4(3) of the Securities Act excepts certain transactions by dealers from the provisions of Section 5 of the Securities Act,24 Section 24(d) of the Act disallows such exemption for transactions in redeemable securities issued by a unit investment trust or an open-end management company if any other security of the same class is currently being offered or sold by the issuer or by or through an underwriter in a public distribution.

Because Creation Units will be redeemable, will be issued by an open-end management company and will be continually in distribution, the above provisions require the delivery of a statutory or summary prospectus prior to or at the time of the confirmation of each secondary market sale involving a dealer.

The Distributor will coordinate the production and distribution of Prospectuses to broker-dealers.  It will be the responsibility of the broker-dealers to ensure that a Prospectus is provided for every secondary market purchase of Shares.

E. Sales and Marketing Materials

The Applicants will take such steps as may be necessary to avoid confusion in the public’s mind between the Trust and its Funds on the one hand, and on the other hand, a traditional “open-end investment company” or “mutual fund.”  Although the Trust will be classified and registered under the Act as an open-end management investment company, neither the Trust nor any individual Fund will be marketed or otherwise “held out” as a traditional open-end investment company or a mutual fund.  Instead, the Trust will be marketed as an “exchange-traded fund.”  To that end, the designation of the Trust and the Funds in all marketing materials will be limited to the terms “exchange-traded fund,” investment company,” “fund” and “trust” without reference to an “open-end fund” or a “mutual fund,” except to compare and contrast the Trust and the Funds with traditional open-end management investment companies (which may be referred to as “mutual funds”).  All marketing materials that describe the features or method of obtaining, buying or selling Creation Units, or Fund Shares being listed and traded on an Exchange or refer to redeemability, will prominently disclose that Fund Shares are not individually redeemable shares and will disclose that the owners of Fund Shares may acquire those Fund Shares from the Fund or tender such Fund Shares for redemption to the Fund only in Creation Units.  This type of disclosure will be provided in shareholder reports and investor educational materials issued or circulated in connection with Fund Shares.
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24           Applicants note that Prospectus delivery is not required in certain instances, including purchases of Shares by an investor who has previously been delivered a Prospectus (until such Prospectus is supplemented or otherwise updated) and unsolicited brokers' transactions in Shares (pursuant to Section 4(4) of the Securities Act).  Also, firms that do incur a Prospectus-delivery obligation with respect to Shares will be reminded that under Securities Act Rule 153, a Prospectus-delivery obligation under Section 5(b)(2) of the Securities Act owed to a member of the Exchange in connection with a sale on such Exchange, is satisfied by the fact that the Prospectus and SAI are available at such Exchange upon request.

F. Availability of Information Regarding Shares

The Trust (or the Exchange) intends to maintain a website that will include each Fund’s Prospectus, statement of additional information (“SAI”), and summary prospectus, if used, and additional quantitative information that is updated on a daily basis, including, for each Fund, the prior Business Day’s NAV per Share and the market closing price or mid-point of the bid/ask spread at the time of calculation of such NAV per Share (the “Bid/Ask Price”), and a calculation of the premium or discount of the market closing price or Bid/Ask Price against such NAV per Share.  The website and information will be publicly available at no charge.  The Exchange also is expected to disseminate a variety of data with respect to each Fund on a daily basis by means of CTA and CQ High Speed Lines; information with respect to recent NAV per Share, net accumulated dividend, final dividend amount to be paid, shares outstanding, estimated Balancing Amount and total Balancing Amount per Creation Unit will be made available prior to the opening of the Exchange.    On each Business Day, before commencement of trading in Shares on an Exchange, the Fund will disclose on its website the identities and quantities of the Portfolio Positions held by the Fund that will form the basis for the Fund’s calculation of NAV per Share at the end of the Business Day.25

In addition to the information made available by the Adviser, the Exchange will disseminate: (i) continuously throughout the regular trading hours (anticipated to be 9:30 a.m. to 4:00 p.m. or 4:15 p.m. ET, as specified by the Exchange), through the facilities of the consolidated tape, the market value of a Share, and (ii) every 15 seconds throughout the regular trading hours a calculation of the estimated NAV of a Share (which estimate is expected to be accurate to within a few basis points).  Comparing these two figures allows an investor to determine whether, and to what extent, Shares are selling at a premium or a discount to NAV per Share.  Neither the Trust nor any Fund will be involved in, or responsible for, the calculation or dissemination of any such amount and will make no warranty as to its accuracy.

G. Shareholder Transaction Expenses

No sales charges for purchases of Shares of any Fund will be imposed.  As indicated above, each Fund will charge a Transaction Fee in connection with the purchase and redemption of Creation Units of its Shares.

H. Shareholder Reports

With each distribution, the Trust will furnish to the DTC Participants for distribution to Beneficial Owners of Shares of each Fund a statement setting forth the amount being distributed, expressed as a dollar amount per Share.  Beneficial Owners also will receive annually notification as to the tax status of the Fund’s distributions.

Promptly after the end of each fiscal year, the Trust will furnish to the DTC Participants, for distribution to each person who was a Beneficial Owner of Shares at the end of the fiscal year, an annual report of the Trust containing financial statements audited by independent accountants of nationally recognized standing and such other information as may be required by applicable laws, rules and regulations.  Copies of annual and semi-annual shareholder reports will also be provided to the DTC Participants for distribution to Beneficial Owners of Shares.
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25           Under accounting procedures followed by the Funds, trades made on the prior Business Day (“T”) will be booked and reflected in NAV on the current Business Day (“T+1”).  Accordingly, the Funds will be able to disclose at the beginning of the Business Day the portfolio that will form the basis for the NAV calculation at the end of the Business Day.

For the means to obtain daily the contents of a Creation Unit, please refer to the paragraph following paragraph (e) on page 11.

I. Regulatory Concern-Transparency of the Fund’s Portfolio

The Applicants believe that investors have a reasonable expectation that all ETFs (whether index-based or actively managed) will be designed to enable efficient arbitrage and thereby minimize the probability that shares of an ETF will trade at a significant premium or discount to NAV per Share.  Each Fund would provide at least the same level of transparency in portfolio holdings as currently found in existing index-based ETFs.  Applicants believe that the best way to ensure effective arbitrage activity in the Shares of the Funds is to provide the full portfolio holdings of the Fund to market participants. In this way arbitrageurs will be able to (1) precisely measure the premium or discount that is created when the market price of a Fund’s Shares deviate from NAV per Share and (2) precisely calculate the arbitrage opportunity they could capture through the creation and redemption process.  As described above, the Adviser proposes to provide full transparency of each Fund’s portfolio each day.26  Short positions will be described in sufficient detail for market participants to understand the investment strategies, value the portfolio, and permit informed trading of each Fund.

Because the Funds will be actively managed, there are certain concerns regarding full transparency that must be addressed.  That is because disclosing the daily portfolio holdings of a Fund could incite predatory trading by third-party investors, such as “front running” and “free riding.”  Given the highly liquid nature of the Funds’ Portfolio Positions, Applicants believe that it is unlikely that the announcement of the identities and quantities of the Funds’ Portfolio Positions will lead to any market disruption. In addition, the Codes of Ethics of the Adviser and any Sub-Adviser(s) should prevent front-running. Similarly, Applicants believe that the frequent disclosures of each Fund’s Portfolio Positions would not lead to “free riding” (where other persons mirror the Fund’s investment strategies without paying the Fund’s advisory fees) any more than such disclosures cause this problem in connection with index ETFs now trading.  In addition, the disclosed portfolio will only reflect trades that have already been effected.27

IV.           IN SUPPORT OF THE APPLICATION

A. Summary of the Application

Applicants seek an order from the Commission permitting: (1) a Fund to issue Shares that are redeemable in Creation Units only; (2) secondary market transactions in Shares at negotiated prices, rather than at the current offering price described in the Fund’s Prospectus; (3) certain Funds that invest in foreign securities to pay redemption proceeds more than seven calendar days after Shares are tendered for redemption, (4) certain affiliated persons and second tier affiliates of the Trust to deposit securities into, and receive securities from, the Trust in connection with the purchase and redemption of Creation Units, (5) Acquiring Funds to acquire Shares of the Funds beyond the limitations in Section 12(d)(1)(A), (6) the Funds, any principal underwriter for a Fund and any Broker to sell Shares of the Funds to an Acquiring Fund beyond the limitations in Section 12(d)(1)(B), and (7) a Fund to sell its Shares to and redeem its Shares from an Acquiring Fund of which the Fund is an affiliated person or an affiliated person of an affiliated person.

The exemptive relief specified below is requested pursuant to Section 6(c) of the Act, which provides that the Commission may exempt any person, security or transaction from any provision of the Act:

if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of...[the Act].
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26           See text accompanying footnote 25, supra.

27           See footnote 25, supra.

The Applicants believe that Shares of each Fund afford significant benefits in the public interest. Among other benefits, availability of Shares would: provide increased investment opportunities which should encourage diversified investment; provide in the case of individual tradable Shares, a low-cost, market-basket security for small and middle-sized accounts of individuals and institutions that would be available at intra-day prices reflecting minute-by-minute market conditions rather than only closing prices; provide a security that should be freely available in response to market demand; provide competition for comparable products available in U.S. markets; attract capital to the U.S. equity market; facilitate the implementation of diversified investment management techniques; and provide a more tax efficient investment vehicle than most traditional mutual funds.28

The Commission has indicated that Section 6(c) permits it to exempt “particular vehicles and particular interests” from provisions of the Act that would inhibit “competitive development of new products and new markets offered and sold in or from the United States.”  Investment Company Act Release No. 17534 (June 15, 1990), at 84.  The Shares proposed to be offered would provide a new exchange-traded investment company product available to both retail and institutional investors.  As such, the Applicants believe the Shares of the Funds are appropriate for exemptive relief under Section 6(c).

The Applicants have made every effort to achieve their stated objectives in a manner consistent with existing statutory and regulatory constraints.  They have concluded that in-kind redemption of Creation Units of the Funds to the maximum extent practicable as described herein will be essential in order to minimize the need for selling securities of a Fund’s portfolio to meet redemptions, to permit the maximum amount of resources of each Fund to be used to pursue its investment objective and to alleviate the inappropriate taxation of ongoing shareholders.

With respect to the exemptive relief specified below regarding Sections 17(a)(1) and 17(a)(2), relief is requested pursuant to Section 17(b), which provides that the Commission may approve the sale of securities to an investment company and the purchase of securities from an investment company, in both cases by an affiliated person of such company, if the Commission finds that:

“the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve any overreaching on the part of any person concerned, the proposed transaction is consistent with the policy of each registered investment company concerned....and the proposed transaction is consistent with the general purposes of [the Act].”

The sale and redemption of Creation Units of each Fund is on the same terms for all investors, whether or not such investor is an affiliate.  In each case, Creation Units are sold and redeemed by the Trust at their NAV per Share. Creation Baskets for a Fund are based on a standard applicable to all persons and valued in the same manner in all cases.  Further, the Deposit Instruments and Redemption Instruments (except as described in section III.B.1) for a Fund will be the same, and in-kind purchases and redemptions will be on the same terms, for all persons regardless of the identity of the purchaser or redeemer. Such transactions do not involve “overreaching” by an affiliated person.  Accordingly, the Applicants believe the proposed transactions described herein meet the Section 17(b) standards for relief because the term of such proposed transactions, including the consideration to be paid or received for the Creation Units, are reasonable and fair and do not involve overreaching on the part of any person concerned; the proposed transactions will be consistent with the Trust’s policy and that of each Fund as described herein; and are consistent with the general purposes of the Act.

The Applicants believe that the exemptions requested are necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the Act. The exemptions and order requested are similar to those granted in the Huntington Order.
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28           Because creations and redemptions are primarily done in-kind, the Funds generally do not generate capital gains to the same degree as a traditional mutual fund.

B. Benefits of the Proposal

1. General.

The typical exchange-traded fund allows investors to trade a standardized portfolio of securities in a size comparable to a share of common stock.  Trading in market-basket products is an important investment strategy, due in part to the widely acknowledged benefits of diversification and in part to the attraction of baskets selected from a market segment or industry sector that investors want to incorporate into their portfolio to express a specific investment theme or to participate in an economic/investment trend.  The popularity of iShares, SPDRs and QQQs, all of which are basket products, is ample testimony to the fact that this basket structure has proven attractive to investors.  Applicants believe that extending the relief typically given to index based exchange traded funds to the Funds will result in additional benefits, including but not limited to:

●   providing investors with increased flexibility in satisfying their investment needs by allowing them to purchase and sell a low cost security representing a broad professionally managed portfolio of securities at negotiated prices throughout the trading day;

●   serving to accommodate and “bundle” order flow that would otherwise flow to the cash market thereby allowing such order flow to be handled more efficiently and effectively;

●   providing an easy and inexpensive method to clear and settle a portfolio of securities; and

●   providing investors with greater investment flexibility by permitting them to respond quickly to market changes, engage in hedging strategies not previously available to retail investors, and reducing transaction costs for trading a portfolio of securities.

2. Intra-Day Trading.

Traditional open-end mutual funds do not provide investors the ability to trade throughout the day.  Shares, which will be listed on the Exchange, will trade throughout the Exchange’s regular trading hours.  Also, the price at which Shares trade will be disciplined by arbitrage opportunities created by the option continually to purchase or redeem Shares in Creation Units, which should help ensure that Shares will not trade at a material discount or premium in relation to their NAV per Share, in marked contrast to closed-end investment companies.  The continuous ability to purchase and redeem Shares in Creation Units also means that Share prices in secondary trading should not ordinarily be greatly affected by limited or excess availability.

V.           REQUEST FOR ORDER

A. Exemption from the Provisions of Sections 2(a)(32) and 5(a)(1)

Section 5(a)(1) of the Act defines an “open-end company” as “a management company which is offering for sale or has outstanding any redeemable security of which it is the issuer.”  The term “redeemable security” is defined in Section 2(a)(32) of the Act as:

“any security, other than short-term paper, under the terms of which the owner, upon its presentation to the issuer or to a person designated by the issuer...is entitled (whether absolutely or only out of surplus) to receive approximately his proportionate share of the issuer’s current net assets, or the cash equivalent thereof.”

The Applicants believe that the Shares could be viewed as satisfying the Section 2(a)(32) definition of a redeemable security.  Shares are securities “under the terms of which” an owner may receive his proportionate share of the Funds’ current net assets; the unusual aspect of such a Share is that its terms provide for such a right to redemption only when such individual Shares are aggregated with a specified number of such other individual Shares that together constitute a redeemable Creation Unit.  Because the redeemable Creation Units of a Fund can be unbundled into individual Shares that are not individually redeemable, a possible question arises as to whether the definitional requirements of a “redeemable security” or an “open-end company” under the Act would be met if such individual Shares are viewed as non-redeemable securities.  In light of this possible analysis, the Applicants request an order to permit the Trust to register as an open-end management investment company and issue Shares that are redeemable in Creation Units only as described herein.

Although Shares will not be individually redeemable, because of the arbitrage possibilities created by the redeemability of Creation Units, it is expected that the market price of an individual Share will not vary materially from its NAV per Share.  Historical data relating to other ETFs trading on Exchanges supports this view.

The Applicants believe that the Commission has the authority under Section 6(c) of the Act to grant the limited relief sought under Sections 2(a)(32) and 5(a)(1) of the Act.  The Commission is authorized by Section 6(c) of the Act to exempt, conditionally or unconditionally, by order upon application, inter alia, any:

“person, security, or transaction, or any class or classes of...securities, or transactions, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of [the Act].”

The relief requested and the structure described in this Application are very similar to that granted by the Commission in the Huntington Order, permitting the creation of Creation Units described in such order to be separated into individual shares which were not redeemable.  The Applicants believe that the issues raised in this Application, with respect to Sections 2(a)(32) and 5(a)(1) of the Act, are the same issues raised in the application for the above-mentioned order and merit the same relief.

Creation Units will always be redeemable in accordance with the provisions of the Act.  Owners of Shares may purchase the requisite number of Shares and tender the resulting Creation Unit for redemption.  Moreover, listing on the Exchange will afford all holders of Shares the benefit of intra-day liquidity.  Because Creation Units may always be purchased and redeemed at NAV (less certain transactional expenses), the price of Creation Units on the secondary market and the price of the individual Shares of a Creation Unit, taken together, should not vary materially from the NAV of Creation Units.  Also, each investor is entitled to purchase or redeem Creation Units rather than trade the individual Shares in the secondary market, although in certain cases the brokerage costs incurred to obtain the necessary number of individual Shares for accumulation into a Creation Unit may outweigh the benefits of redemption.

As Applicants have noted above, the Commission has considerable latitude to issue exemptive orders under Section 6(c) of the Act, which permits the Commission to deal with situations not foreseen when the Act came into effect in 1940.  The Applicants believe that the Trust’s Shares may be issued and sold on a basis consistent with the policies of the Act and without risk of the abuses against which the Act was designed to protect.  The Applicants further believe that exempting the Trust to permit the Trust to register as an open-end investment company and issue redeemable Creation Units of individual Shares, as described herein, is appropriate in the public interest and consistent with the protection of investors and the purposes of the Act, and, accordingly, the Applicants hereby request that the Application for an order of exemption be granted.

B. Exemption from the Provisions of Section 22(d) and Rule 22c-1

Section 22(d) of the Act provides that:

“no registered investment company shall sell any redeemable security issued by it to any person except to or through a principal underwriter for distribution or at a current public offering price described in the prospectus.”

Rule 22c-1 provides in part, that:

“no registered investment company issuing any redeemable security, no person designated in such issuer’s prospectus as authorized to consummate transactions in any such security, and no principal underwriter of, or dealer in, any such security shall sell, redeem, or repurchase any such security except at a price based on the current net asset value of such security which is next computed after receipt of a tender of such security for redemption or of an order to purchase or sell such security... .”

Shares of each Fund will be listed on the Exchange and a Market Maker will maintain a market for such Shares.  The Shares will trade on and away from the Exchange at all times on the basis of current bid/offer prices and not on the basis of NAV per Share next calculated after receipt of any sale order.  The purchase and sale of the Shares of each Fund will not, therefore, be accomplished at an offering price described in the Prospectus, as required by Section 22(d), nor will sales and repurchases be made at a price based on the current NAV per Share next computed after receipt of an order, as required by Rule 22c-1.

Based on the facts hereinafter set forth, the Applicants respectfully request that the Commission enter an order under Section 6(c) of the Act exempting the Applicants from the provisions of Section 22(d) and Rule 22c-1 to the extent necessary to permit the trading of Shares of each Fund on and away from the Exchange at prices based on a bid/offer market, rather than the NAV per Share of the relevant Fund as next computed.  The concerns sought to be addressed by Section 22(d) and Rule 22c-1 with respect to pricing are equally satisfied by the proposed method of pricing of the Shares of each Fund.  While there is little legislative history regarding Section 22(d), its provisions, as well as those of Rule 22c-1, appear to have been intended (1) to prevent dilution caused by certain riskless-trading schemes by principal underwriters and contract dealers, (2) to prevent unjust discrimination or preferential treatment among buyers, and (3) to ensure an orderly distribution system of shares by contract dealers by eliminating price competition from non-contract dealers who could offer investors shares at less than the published sales price and who could pay investors a little more than the published redemption price.29
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29           See Half Century Report at 299-303, Investment Company Act Release No. 13183 (April 22, 1983).

The first two purposes -- preventing dilution caused by riskless-trading schemes and preventing unjust discrimination among buyers -- would not seem to be relevant issues for secondary trading by dealers in Shares of a Fund. Secondary market transactions in Shares would not cause dilution for owners of such Shares because such transactions do not directly involve Fund assets. A dilutive effect could occur only where transactions directly involving Fund assets take place.30 Similarly, secondary market trading in Shares should not create discrimination or preferential treatment among buyers. To the extent different prices exist during a given trading day, or from day to day, such variances occur as a result of third-party market forces, such as supply and demand, but do not occur as a result of unjust or discriminatory manipulation. Outside market forces do not cause discrimination among buyers by the Funds or any dealers involved in the sale of Shares.

With respect to the third possible purpose of Section 22(d), anyone may sell Shares of a Fund and anyone may acquire such Shares either by purchasing them on the Exchange or by creating a Creation Unit of such Shares by making the requisite Creation Basket (subject to certain conditions); therefore, no dealer should have an advantage over any other dealer in the sale of such Shares.  In addition, secondary market transactions in Shares of a Fund should generally occur at prices roughly equivalent to their NAV per Share.  If the prices for Shares of a Fund should fall below the proportionate NAV per Share of the underlying Fund assets, an investor needs only to accumulate enough of individual Shares of such Fund to constitute a Creation Unit in order to redeem such Shares at NAV per Share.  Competitive forces in the marketplace should thus ensure that the margin between NAV and the price for Shares in the secondary market remains immaterial.    The Applicants believe that the nature of the markets in the Portfolio Positions underlying the investment objective and strategy of each Fund will be the primary determinant of premiums or discounts.  Prices in the secondary market for Shares would, of course, fluctuate based upon the market’s assessments of price changes in the Portfolio Positions held by a Fund.  An investor executing a trade in Shares would not know at the time of such sale or purchase whether the price paid in the secondary market would be higher or lower than the true or actual NAV per Share next computed by the Trust.  (Indeed, such an investor might not wish to wait for the computation of such true or actual NAV per Share before selling or purchasing.  Applicants believe that this ability to execute a transaction in Shares at an intra-day trading price has, and will continue to be, a highly attractive feature to many investors and offers a key advantage to investors over the once-daily pricing mechanisms of traditional mutual funds As has been previously discussed, this feature would be fully disclosed to investors, and the investors would trade in Shares in reliance on the efficiency of the market.  Although the portfolio of each Fund will be managed actively, Applicants do not believe such portfolio could be managed or manipulated to produce benefits for one group of purchasers or sellers to the detriment of others.  The Portfolio Positions of each Fund and their relative weighting will be disclosed daily.  Further, the portfolio will be reconstituted on a daily basis pursuant to the Adviser’s strategy.  Information regarding any reconstitution will be made available to all market participants.

On the basis of the foregoing, the Applicants believe (i) that the protections intended to be afforded by Section 22(d) and Rule 22c-1 are adequately addressed by the proposed methods for creating, redeeming and pricing Creation Units and pricing and trading Shares, and (ii) that the relief requested is appropriate in the public interest and consistent with the protection of investors and the purposes of the Act.  Accordingly, the Applicants hereby request that an order of exemption be granted in respect of Section 22(d) and Rule 22(c)-1.

C. Exemption from the Provisions of Section 22(e)

Applicants seek an exemption from the seven-day redemption delivery requirement of Section 22(e) of the Act for certain Foreign and Global Funds under the circumstances described below.31

Section 22(e) provides that, except under circumstances not relevant to this request:

No registered company shall suspend the right of redemption, or postpone the date of payment or satisfaction upon redemption of any redeemable security in accordance with its terms for more than seven days after the tender of such security to the company or its agent designated for that purpose for redemption…
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30           The purchase and redemption mechanisms which include (i) the Transaction Fees imposed only on creating and redeeming entities and (ii) in-kind deposits made by creating entities and in-kind distributions made to redeeming entities, are designed specifically to prevent changes in the Funds' capitalizations from adversely affecting the interests of ongoing shareholders.

31           Applicants acknowledge that no relief obtained from the requirements of Section 22(e) will affect any obligations that it may otherwise have under Rule 15c6-1 under the Exchange Act.  Rule 15c6-1 requires that most securities transactions be settled within three business days of the trade date.

Applicants observe that the settlement of redemptions of Creation Units of the Foreign Funds and Global Funds is contingent not only on the settlement cycle of the U.S. securities markets but also on the delivery cycles present in foreign markets in which those Funds invest. Applicants have been advised that, under certain circumstances, the delivery cycles for transferring Portfolio Positions to redeeming investors, coupled with local market holiday schedules, will require a delivery process of up to fourteen (14) calendar days, rather than the seven (7) calendar days required by Section 22(e).  Applicants therefore request relief from Section 22(e) in order to provide payment or satisfaction of redemptions within the maximum number of calendar days required for such payment or satisfaction in the principal local markets where transactions in the Portfolio Positions of each Foreign Fund or Global Fund customarily clear and settle, but in all cases no later than fourteen (14) days following the tender of a Creation Unit.  With respect to Future Funds that are Foreign Funds or Global Funds, Applicants seek the same relief from Section 22(e) only to the extent that circumstances exist similar to those described herein.  A redemption delivery may be delayed due to the proclamation of new or special holidays,32 or the treatment by market participants of certain days as “informal holidays”33 (e.g., days on which no or limited securities transactions occur, as a result of substantially shortened trading hours), but all such deliveries will be made within 14 calendar days after a redemption request is made in proper form.  The elimination of existing holidays or changes in local securities delivery practices,34 could affect the information set forth herein at some time in the future, but not the 14 calendar day maximum for deliveries.  The SAI will identify those instances in a given year where, due to local holidays, more than seven days up to a maximum of 14 calendar days, will be needed to deliver redemption proceeds and will list such holidays.

The SAI will disclose those local holidays (over the period of at least one year following the date thereof), if any, that are expected to prevent the delivery of redemption proceeds in seven calendar days and the maximum number of days, up to 14 calendar days, needed to deliver the proceeds for each affected Foreign Fund or Global Fund.

Except as disclosed in the SAI for any Future Fund for analogous dates in subsequent years, deliveries of redemption proceeds by the Foreign Funds or Global Funds relating to those countries or regions are expected to be made within seven (7) days.

Applicants submit that Congress adopted Section 22(e) to prevent unreasonable, undisclosed or unforeseen delays in the actual payment of redemption proceeds.  Applicants propose that allowing redemption payments for Creation Units of a Fund to be made within 14 calendar days would not be inconsistent with the spirit and intent of Section 22(e).  Applicants suggest that a redemption payment occurring within 14 calendar days following a redemption request would adequately afford investor protection.

Applicants desire to incorporate the creation and redemption mechanism for Creation Units of each Fund as much as possible into the processing and settlement cycles for securities deliveries currently practicable in the principal market(s) for the Portfolio Positions of a given Fund.  Currently, Applicants believe that no significant additional system or operational procedures will be needed to purchase or redeem Creation Units beyond those already generally in place in the relevant jurisdiction.  Applicants believe that this approach may make creations and redemptions of Creation Units less costly to administer, enhance the appeal of the product to institutional participants, and thereby promote the liquidity of Shares in the secondary market with benefits to all holders thereof.  As noted above, Applicants may utilize in-kind redemptions (although, as noted above, cash redemptions, subject to a somewhat higher redemption Transaction Fee, may be required in respect of certain Funds).  Applicants are not seeking relief  from Section 22(e) with respect to Foreign Funds and Global Funds that do not effect creations or redemptions in-kind.

If the requested relief is granted, Applicants intend to disclose in the SAI and all relevant sales literature that redemption payments will be effected within the specified number of calendar days, up to a maximum of 14 calendar days, following the date on which a request for redemption in proper form is made. Given the rationale for what amounts to a delay typically of a few days in the redemption process on certain occasions and given the facts as recited above, Applicants believe that the redemption mechanism described above will not lead to unreasonable, undisclosed or unforeseen delays in the redemption process.  Applicants assert that the request for relief from the strict seven day rule imposed by Section 22(e) is not inconsistent with the standards articulated in Section 6(c).  Given the facts as recited above, Applicants believe that the granting of the requested relief is consistent with the protection of investors and the purposes fairly intended by the policies and provisions of the Act.  Applicants note that exemptive relief from Section 22(e) substantially identical to the relief sought in this Application was obtained in prior exemptive relief, including the Huntington Order.

On the basis of the foregoing, Applicants believe (i) that the protections intended to be afforded by Section 22(e) are adequately addressed by the proposed method and securities delivery cycles for redeeming Creation Units and (ii) that the relief requested is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.
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32           Applicants have been advised that previously unscheduled holidays are sometimes added to a country's calendar, and existing holidays are sometimes moved, with little advance notice. Any such future changes could impact the analysis of the number of days necessary to satisfy a redemption request.

33           A typical “informal holiday” includes a trading day in the relevant market that is immediately prior to a regularly scheduled holiday; early closures of the relevant market or of the offices of key market participants may occur with little advance notice. Any shortening of regular trading hours on such a day could impact the analysis of the number of days necessary to satisfy a redemption request.

34           Applicants observe that the trend internationally in local securities delivery practices has been a reduction in each market's standard settlement cycles (e.g., the U.S. markets' change to T+3 in 1995).  It remains possible, if unlikely, that a particular market's settlement cycles for securities transfers could be lengthened in the future.

D. Exemption from the Provisions of Sections 17(a)(1) and 17(a)(2)

The Applicants seek an exemption from Section 17(a) of the Act pursuant to Section 17(b) and Section 6(c) of the Act to allow certain affiliated persons or second tier affiliates of the Funds to effectuate purchases and redemptions of Creation Units in-kind.

Section 17(a) of the Act, in general, makes it:

“unlawful for any affiliated person or promoter of or principal underwriter for a registered investment company . . . or any affiliated person of such a person, promoter or principal underwriter, acting as principal (1) knowingly to sell any security or other property to such registered investment company . . . unless such sale involves solely (A) securities of which the buyer is the issuer, (B) securities of which the seller is the issuer and which are part of a general offering to the holders of a class of its securities or (C) securities deposited with a trustee of a unit investment trust . . . by the depositor thereof; (2) knowingly to purchase from such registered company or from any company controlled by such registered company any security or other property (except securities of which the seller is the issuer). . . .”

unless the Commission upon application pursuant to Section 17(b) of the Act grants an exemption from the provisions of Section 17(a). Section 17(b) provides that the Commission will grant such an exemption if evidence establishes that the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned; that the proposed transaction is consistent with the policy of each registered investment company concerned; and that the proposed transaction is consistent with the general purposes of the Act.

Because Section 17(b) could be interpreted to exempt only a single transaction from Section 17(a) and, as discussed below, there may be a number of transactions by persons who may be deemed to be affiliates, the Applicants are also requesting an exemption from Section 17(a) under Section 6(c).  See, e.g., Keystone Custodian Funds, Inc., 21 S.E.C. 295 (1945), where the Commission, under Section 6(c) of the Act, exempted a series of transactions that otherwise would be prohibited by Section 17(a).

Section 2(a)(3) of the Act defines an affiliated person as:

“(A) any person directly or indirectly owning, controlling, or holding with power to vote, 5 percentum or more of the outstanding voting securities of such other person; (B) any person 5 percentum or more of whose outstanding voting securities are directly or indirectly owned, controlled or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner or employee of such other person; (E) . . . any investment adviser [or an investment company] or member of an advisory board thereof; and (F) . . . [the depositor of any] unincorporated investment company not having a board of directors. . . .”

Section 2(a)(9) of the Act defines “control” of a fund as “the power to exercise a controlling influence over the management or policies” of the fund and provides that “any person who owns beneficially, either directly or through one or more controlled companies, more than 25 per centum of the voting securities of a company shall be presumed to control such company. . . .”  The Funds may be deemed to be controlled by the Adviser or an entity controlling, controlled by or under common control with the Adviser and hence affiliated persons of each other.  In addition, the Funds may be deemed to be under common control with any other registered investment company (or series thereof) advised by the Adviser or an entity controlling, controlled by or under common control with the Adviser (an “Affiliated Fund”).

There exists a possibility that, with respect to one or more Funds and the Trust, an institutional investor could own 5% or more of that Fund or the Trust, or in excess of 25% of the outstanding Shares of a Fund or the Trust, making that investor an affiliated person of the Fund or the Trust under Section 2(a)(3)(A) or Section 2(a)(3)(C) of the Act.  For so long as such an investor was deemed to be an affiliated person, Section 17(a)(1) could be read to prohibit that investor from depositing the Creation Deposit with a Fund in return for a Creation Unit (an in-kind purchase).  Similarly, Section 17(a)(2) could be read to prohibit such an investor from entering into an in-kind redemption procedure with a Fund.  Since the Section 17(a) prohibitions apply to second tier affiliates, these prohibitions would also apply to affiliated persons of such investors, as well as persons holding 5% or more, or more than 25%, of the shares of an Affiliated Fund.  Applicants request an exemption under Sections 6(c) and 17(b) of the Act from Section 17(a) of the Act in order to permit in-kind purchases and redemptions of Creation Units from the Funds by persons that are affiliated persons or second tier affiliates of the Funds solely by virtue of one or more of the following:  (i) holding 5% or more, or more than 25%, of the Shares of the Trust or one or more Funds; (ii) an affiliation with a person with an ownership interest described in (i); or (iii) holding 5% or more, or more than 25%, of the shares of one or more Affiliated Funds.

The Applicants assert that no useful purpose would be served by prohibiting the persons described above from making in-kind purchases or in-kind redemptions of Shares of a Fund in Creation Units.  Both the deposit procedures for in-kind purchases of Creation Units and the redemption procedures for in-kind redemptions will be effected in exactly the same manner for all purchases and redemptions, regardless of size or number.  It is immaterial to the Trust whether 15 or 1,500 Creation Units exist for a given Fund.  All will be issued and redeemed in the same manner.  There will be no discrimination between purchasers or redeemers.  Deposit Instruments and Redemption Instruments will be valued in the same manner as those Portfolio Positions currently held by the relevant Funds and the valuation of the Deposit Instruments and Redemption Instruments will be made in an identical manner regardless of the identity of the purchaser or redeemer.  Except as described above in section III.B.1., the Deposit Instruments and Redemption  Instruments for a Fund will be the same, and in-kind purchases and redemptions will be on the same terms, for all persons regardless of the identity of the purchaser or redeemer.

The Applicants also note that the ability to take deposits and make redemptions in-kind will help each Fund reduce expenses and therefore aid in achieving the Fund’s objectives.  The Applicants do not believe that in-kind purchases and redemptions will result in abusive self-dealing or overreaching, but rather assert that such procedures will be implemented consistently with the Funds’ objectives and with the general purposes of the Act.  The Applicants believe that in-kind purchases and redemptions will be made on terms reasonable to the Applicants and any affiliated persons or second tier affiliates because they will be valued pursuant to verifiable objective standards.  The method of valuing portfolio securities held by a Fund is the same as that used for calculating in-kind purchase or redemption values and therefore creates no opportunity for such persons or the Applicants to effect a transaction detrimental to the other holders of Shares of that Fund.  Similarly, the Applicants submit that, by using the same standards for valuing portfolio securities held by a Fund as are used for calculating in-kind redemptions or purchases, the Fund will ensure that its NAV per Share will not be adversely affected by such securities transactions.

For the reasons set forth above, the Applicants believe that (i) with respect to the relief requested pursuant to Section 17(b), the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned, the proposed transactions are consistent with the policy of each Fund, and that the proposed transactions are consistent with the general purposes of the Act, and (ii) with respect to the relief requested pursuant to Section 6(c), the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

VI.           REQUEST FOR SECTION 12(D)(1) RELIEF

A. Exemption from the Provisions of Sections 12(d)(l)(A), 12(d)(1)(B) and 17(a)

Applicants respectfully request, pursuant to Section 12(d)(l)(J) of the Act, an exemption from Section 12(d)(l)(A) to permit the Acquiring Funds to acquire Shares of the Funds beyond the limits of Section 12(d)(l)(A).  Pursuant to Section 12(d)(l)(J), Applicants also request an exemption from Section 12(d)(l)(B) to permit the Funds, their principal underwriters and Brokers to sell Shares of the Funds to Acquiring Funds beyond the limits of Section 12(d)(l)(B).  Applicants assert that the proposed transactions will not lead to any of the abuses that Section 12(d)(1) was designed to prevent.  Applicants submit that the proposed conditions to the requested relief address the concerns underlying the limits in Section 12(d)(1), which include concerns about undue influence, excessive layering of fees and overly complex structures.  Applicants believe that the 12(d)(l) Relief requested is necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

B. The Acquiring Funds

As stated in Section I.A. above, the Acquiring Funds are registered management investment companies and UITs.  Each investment adviser to an Acquiring Management Company within the meaning of Section 2(a)(20)(A) of the Act (“Acquiring Fund Advisor”) will be registered as an investment adviser under the Advisers Act.  No Acquiring Fund Advisor or sponsor of an Acquiring Trust (“Sponsor”) will control, be controlled by or under common control with the Advisor.  No Acquiring Fund will be in the same group of investment companies, as defined in Section 12(d)(1)(G)(ii) of the Act, as the Funds.  Pursuant to the terms and conditions of this Application and the Order, if granted, each Acquiring Fund will enter into a written Acquiring Fund Agreement with the relevant Fund(s), as discussed in Section VII.A. below.

C. Proposed Conditions and Disclosure

In order to ensure that the Acquiring Funds understand and will comply with the terms and conditions of the Order, Applicants propose that any Acquiring Fund intending to invest in a Fund in reliance on such Order will be required to enter into a written agreement with the Fund (the “Acquiring Fund Agreement”) (see Section VIII, Condition 14 below).  The Acquiring Fund Agreement will ensure that the Acquiring Fund understands and agrees to comply with the terms and conditions of the Order.  The Acquiring Fund Agreement also will include an acknowledgment from the Acquiring Fund that it may rely on the Order herein only to invest in a Fund and not in any other investment company.  Each Acquiring Fund will further be required to represent in the Acquiring Fund Agreement that the Acquiring Fund intends at all times to fulfill its responsibilities under the Order and to fully comply with the provisions of the Act and the rules and regulations promulgated thereunder and with NASD Conduct Rule 283035 pertaining to funds of funds (see Section VIII, Condition 16 below).36
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35           Any references to NASD Conduct Rule 2830 include any successor or replacement rule to NASD Conduct Rule 2830 that may be adopted by FINRA.

36           Applicants acknowledge that the receipt of compensation by (a) an affiliated person of an Acquiring Fund, or an affiliated person of such person, for the purchase by the Acquiring Fund of Shares or (b) an affiliated person of a Fund, or an affiliated person of such person, for the sale by the Fund of its Shares to an Acquiring Fund, may be prohibited by Section 17(e)(1) of the Act.  The Acquiring Fund Agreement also will include this acknowledgment.

In addition, Applicants propose that the requested 12(d)(l) Relief be conditioned upon certain additional requirements.  Any member of an Acquiring Fund’s Advisory Group (as defined below) individually or the Acquiring Fund’s Advisory Group in the aggregate will not control a Fund within the meaning of Section 2(a)(9) of the Act (see Section VIII, Condition 7, below).  Any member of an Acquiring Fund’s Sub-Advisory Group (as defined below) individually or the Acquiring Fund’s Sub-Advisory Group in the aggregate will not control a Fund within the meaning of Section 2(a)(9) of the Act (see Section VIII, Condition 7, below).  An Acquiring Fund or Acquiring Fund Affiliate will not cause any existing or potential investment in a Fund to influence the terms of any services or transactions between the Acquiring Fund or an Acquiring Fund Affiliate37 and the Fund or a Fund Affiliate38 (see Section VIII, Condition 8 below).  Each Acquiring Management Company’s board of trustees, including a majority of the Board members who are not interested persons of the Fund as defined in Section 2(a)(19) of the Act (the “Independent Trustees”), will adopt procedures reasonably designed to ensure that the Acquiring Fund Advisor and Acquiring Fund Sub-Advisor(s) are conducting the investment program of the Acquiring Management Company without taking into account any consideration received by the Acquiring Management Company or an Acquiring Fund Affiliate from the Fund or a Fund Affiliate in connection with any services or transactions (see Section VIII, Condition 8, below).  No Acquiring Fund or Acquiring Fund Affiliate will cause a Fund to purchase a security from an Affiliated Underwriting39 (see Section VIII Condition 10, below).  Finally, no Fund will acquire securities of any investment company or company relying on Section 3(c)(l) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(l)(A) of the Act (see Section VIII, Condition 17, below), except to the extent permitted by exemptive relief from the Commission permitting the Fund to purchase shares of other investment companies for short-term cash management purposes.  A Fund may choose to reject any direct purchase of Creation Units by an Acquiring Fund.  A Fund would also retain its right to reject any initial investment by an Acquiring Fund in excess of the limits in Section 12(d)(l)(A) of the Act by declining to execute an Acquiring Fund Agreement with an Acquiring Fund.

VII.           LEGAL ANALYSIS

A. Section 12(d)(l)

Section 12(d)(l)(A) of the Act prohibits a registered investment company from acquiring securities of an investment company if such securities represent more than 3% of the total outstanding voting stock of the acquired company, more than 5% of the total assets of the acquiring company or, together with the securities of any other investment companies, more than 10% of the total assets of the acquiring company.

Section 12(d)(1)(B) of the Act prohibits a registered open-end investment company, its principal underwriter and any other broker-dealer from selling the investment company’s shares to another investment company if the sale will cause the acquiring company to own more than 3% of the acquired company’s voting stock, or if the sale will cause more than 10% of the acquired company’s voting stock to be owned by investment companies generally.
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37           An “Acquiring Fund Affiliate” is defined as the Acquiring Fund Advisor, Acquiring Fund Sub-Advisor(s), any Sponsor, promoter or principal underwriter of an Acquiring Fund and any person controlling, controlled by or under common control with any of these entities.

38           A “Fund Affiliate” is defined as an investment adviser, promoter or principal underwriter of a Fund and any person controlling, controlled by or under common control with any of these entities.

39           An “Affiliated Underwriting” is an offering of securities during the existence of an underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate. An “Underwriting Affiliate” is defined as a principal underwriter in any underwriting or selling syndicate that is an officer, director, member of an advisory board, Acquiring Fund Advisor, Acquiring Fund Sub-Advisor, Sponsor, or employee of the Acquiring Fund, or a person of which any such officer, director, member of an advisory board, Acquiring Fund Advisor, Acquiring Fund Sub-Advisor, Sponsor, or employee is an affiliated person, except any person whose relationship to the Fund is covered by Section 10(f) of the Act is not an Underwriting Affiliate.

1. Exemption under Section 12(d)(1)(J).

The National Securities Markets Improvement Act of 1996 (“NSMIA”) added Section 12(d)(l)(J) to the Act.  Section 12(d)(l)(J) of the Act provides that the Commission may exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from any provision of Section 12(d)(l) if the exemption is consistent with the public interest and the protection of investors.  The legislative history of NSMIA directs the Commission to consider, among other things, when granting relief under Section 12(d)(l)(J), the extent to which a proposed arrangement is subject to conditions that are designed to address conflicts of interest and overreaching by a participant in the arrangement, so that the abuses that gave rise to the initial adoption of the Act’s restrictions against investment companies investing in other investment companies are not repeated.40

Applicants submit that the proposed conditions to the 12(d)(l) Relief requested in this Application, including the requirement that Acquiring Funds enter into an Acquiring Fund Agreement, adequately address the concerns underlying the applicable limits in Section 12(d)(l), and that the requested exemption is consistent with the public interest and the protection of investors.  Applicants also submit that the proposed transactions are consistent with congressional intent that the Commission grant exemptions under Section 12(d)(l)(J) in a “progressive way” as the concept of investment companies investing in other investment companies evolves over time.41

2. Concerns Underlying Section 12(d)(1)(J).

Congress enacted Section 12(d)(l) (then Section 12(c)(l)) in 1940 to prevent one investment company from buying control of another investment company.42  In enacting Section 12(d)(l), Congress sought to ensure that the acquiring investment company had no “effective voice” in the other investment company.43 As originally proposed, Section 12(d)(l) would have prohibited any investment by an investment company in another investment company.  Congress relaxed the prohibition in the Section’s final version, presumably because there was some concern that an investment company should not be prohibited from taking advantage of a good investment just because the investment was another investment company:

You may get situations where one investment company may think that the securities of another investment company are a good buy and it was not thought advisable to freeze that type of purchase.44

Congress tightened Section 12(d)(l)’s restrictions in 1970 to address certain abuses perceived to be associated with the development of fund holding companies (i.e., funds that primarily invest in other investment companies).45 The Commission identified these abuses in its 1966 report to Congress, titled Public Policy Implications of Investment Company Growth (the “PPI Report”).46  These abuses included: (i) the threat of large scale redemptions of the acquired fund’s shares; (ii) layering of fees and expenses (such as sales loads, advisory fees and administrative costs); and (iii) unnecessary complexity.
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40           H.R. Rep. No. 622, 104th Cong., 2d Sess., at 43-44 (1996) (“HR 622”).

41           Id. at 43-44.

42           House Hearings, 76* Cong., 3d Sess., at 113 (1940).

43           Hearings on S. 3580 Before the Subcomm. of the Comm. on Banking and Currency, 76” Cong., 3d Sess., at 1114 (1940).

44           House Hearings, 76”‘ Cong., 3d Sess., at 1 12 (1940) (testimony of David Schenker).

45           See H.R. Rep. No 91-1382,91st Cong., 2d Sess., at 11 (1970).

46           Report of the Securities and Exchange Comm. on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong., 2d Sess., 311-324 (1966).

Applicants submit that their proposed conditions (set forth in Section VIII, below) address the concerns about large-scale redemptions identified in the PPI Report, particularly those regarding the potential for undue influence.  Applicants believe that neither an Acquiring Fund nor an Acquiring Fund Affiliate would be able to exert undue influence over a Fund. For example, Condition 7 limits the ability of an Acquiring Fund’s Advisory Group or an Acquiring Fund’s Sub-Advisory Group to control a Fund within the meaning of Section 2(a)(9) of the Act.  For purposes of this Application, an “Acquiring Fund’s Advisory Group” is defined as:

The Acquiring Fund Advisor, Sponsor, any person controlling, controlled by or under common control with the Acquiring Fund Advisor or Sponsor, and any investment company or issuer that would be an investment company but for Section 3(c)(l) or 3(c)(7) of the Act, that is advised or sponsored by the Acquiring Fund Advisor, Sponsor or any person controlling, controlled by or under common control with the Acquiring Fund Advisor or Sponsor.

Also, for purposes of this Application, an “Acquiring Fund’s Sub-Advisory Group” is defined as:

any Acquiring Fund Sub-Advisor, any person controlling, controlled by, or under common control with the Acquiring Fund Sub-Advisor, and any investment company or issuer that would be an investment company but for Section 3(c)(l) or 3(c)(7) of the Act (or portion of such investment company or issuer) advised or sponsored by the Acquiring Fund Sub-Advisor or any person controlling, controlled by or under common control with the Acquiring Fund Sub-Advisor.

For purposes of this Application, an “Acquiring Fund Sub-Advisor” is defined as “any investment adviser within the meaning of Section 2(a)(20)(B) of the Act to an Acquiring Fund.”  Any Acquiring Fund Sub-Advisor will be registered under the Advisers Act.

In addition, Conditions 8 and 10 prohibit Acquiring Funds and Acquiring Fund Affiliates from causing an investment by an Acquiring Fund in a Fund to influence the terms of services or transactions between an Acquiring Fund or an Acquiring Fund Affiliate and the Fund or a Fund Affiliate.  Further, Conditions 8,9,10,11,12 and 13 are specifically designed to address the potential for an Acquiring Fund and Acquiring Fund Affiliates to exercise undue influence over a Fund and Fund Affiliates.  With respect to concern regarding layering of fees and expenses, Applicant proposes several conditions.  Applicants have designed Condition 15 of the Order to prevent unnecessary duplication or layering of sales charges and other costs.  Also, Applicants propose Condition 16 in order to prevent any sales charges or service fees on shares of an Acquiring Fund from exceeding the limits applicable to a fund of funds set forth in NASD Conduct Rule 2830.

With respect to the potential for duplicative advisory fees, Applicants note that Acquiring Trusts will not pay any advisory fees; accordingly, there will be no potential for duplicative advisory fees.  With respect to Acquiring Management Companies, Applicants note the Board, including a majority of the Independent Trustees, of any Acquiring Management Company, pursuant to Condition 18, will be required to find that any fees charged under the Acquiring Management Company’s advisory contract(s) are based on services provided that will be in addition to, rather than duplicative of, services provided under the advisory contract(s) of any Fund in which the Acquiring Management Company may invest.

Further, Applicants propose that no Fund will acquire securities of any investment company or company relying on Section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act, except to the extent permitted by exemptive relief from the Commission permitting the Fund to purchase shares of other investment companies for short-term cash management purposes.  Thus, in keeping with the PPI Report’s concern with overly complex structures, Applicants submit that the requested 12(d)(1) Relief will not create or give rise to circumstances enabling an Acquiring Fund to invest in excess of the limits of Section 12(d)(1)(A) in a Fund which is in turn able to invest in another investment company or 3(c)(1) or 3(c)(7) issuer in excess of such limits.  In addition to avoiding excess complexity, Applicants believe that the condition requiring that Funds will not, except to the extent permitted by exemptive relief from the Commission permitting the Fund to purchase shares of other investment companies for short-term cash management purposes, invest in any other investment company or 3(c)(1) or 3(c)(7) issuer in excess of the limits of Section 12(d)(1)(A) mitigates the concerns about layering of fees.

Applicants note that certain ETFs now trading have been operating under orders granting relief that is virtually identical to the 12(d)(1) Relief requested in this Application.  Applicants are not aware of any problems or difficulties encountered by such ETFs or the mutual funds relying upon such orders, and expect that the experience of the Funds identified herein and Acquiring Funds should be the same.

B. Sections 17(a), 17(b) and 6(c)

Applicants seek relief from Section 17(a) pursuant to Section 17(b) and Section 6(c) to permit a Fund, to the extent that the Fund is an affiliated person of an Acquiring Fund, to sell Shares to, and purchase Shares from, an Acquiring Fund.

Section 17(a) of the Act generally prohibits sales or purchases of securities between a registered investment company and any affiliated person of the company.  Section 2(a)(3)(B) of the 1940 Act defines an “affiliated person” of another person to include any person 5% or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote by the other person.  An Acquiring Fund relying on the requested exemptive relief could own 5% or more of the outstanding voting securities of a Fund.  In such cases, and for other reasons, the Fund could become an affiliated person, or an affiliated person of an affiliated person of the Acquiring Fund, and direct sales and redemptions of its Shares with an Acquiring Fund, and any accompanying in-kind transactions could be prohibited.

Applicants are not seeking relief from Section 17(a) for, and the requested relief will not apply to, transactions where a Fund could be deemed an affiliated person or an affiliated person of an affiliated person, of an Acquiring Fund because an investment adviser to the Funds is also an investment adviser to the Acquiring Fund.

Section 17(b) of the 1940 Act authorizes the Commission to grant an order permitting a transaction otherwise prohibited by Section 17(a) if it finds that:

(i)	the terms of the proposed transaction, including the consideration to be paid or received, are fair and reasonable and do not involve overreaching on the part of any person concerned;

(ii)	the proposed transaction is consistent with the policy of each registered investment company concerned; and

(iii)	the proposed transaction is consistent with the general purposes of the Act.

The Commission has interpreted its authority under Section 17(b) as extending only to a single transaction and not a series of transactions.

Section 6(c) of the Act permits the Commission to exempt any person or transactions from any provision of the Act if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Applicants expect that most Acquiring Funds will purchase Shares in the secondary market and will not purchase Creation Units directly from a Fund.

Section 17(a) is intended to prohibit affiliated persons in a position of influence or control over an investment company from furthering their own interests by selling property that they own to an investment company at an inflated price, purchasing property from an investment company at less than its fair value, or selling or purchasing property on terms that involve overreaching by that person.  For the reasons articulated in the legal analysis of Section 12(d)(1), above, Applicants submit that, with regard to Section 17(a), the proposed transactions are appropriate in the public interest, consistent with the protection of investors and do not involve overreaching.

Applicants believe that an exemption is appropriate under Sections 17(b) and 6(c) because the proposed arrangement meets the standards in those sections.  First, the terms of the proposed arrangement are fair and reasonable and do not involve overreaching.  Any consideration paid for the purchase or redemption of Shares directly from a Fund will be based on the NAV per Share of the Fund in accordance with policies and procedures set forth in the Fund’s registration statement.47  Further, the Deposit Instruments and Redemption Instruments (except for permitted cash-in-lieu amounts) for a Fund will be the same, and in-kind purchases and redemptions will be on the same terms, for all persons regardless of the identity of the purchaser or redeemer.

Second, the proposed transactions directly between Funds and Acquiring Funds will be consistent with the policies of each Acquiring Fund.  The purchase of Creation Units by an Acquiring Fund will be accomplished in accordance with the investment restrictions of the Acquiring Fund and will be consistent with the investment policies set forth in the Acquiring Fund’s registration statement.  The Acquiring Fund Agreement will require any Acquiring Fund that purchases Creation Units directly from a Fund to represent that the purchase of Creation Units from a Fund by an Acquiring Fund will be accomplished in compliance with the investment restrictions of the Acquiring Fund and will be consistent with the investment policies set forth in the Acquiring Fund’s registration statement.

Third, Applicants believe that the proposed transactions are consistent with the general purposes of the Act.  Applicants also believe that the requested exemptions are appropriate in the public interest.  Shares offer Acquiring Funds a flexible investment tool that can be used for a variety of purposes. Applicants also submit that the exemption is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.
_____________________________
47           To the extent that purchases and sales of Shares occur in the secondary market and not through principal transactions directly between an Acquiring Fund and a Fund, relief from Section 17(a) would not be necessary.  However, the requested relief would apply to direct sales of Shares in Creation Units by a Fund to an Acquiring Fund and redemptions of those Shares. The requested relief is also intended to cover any in-kind transactions that may accompany such sales and redemptions.

VIII.           EXPRESS CONDITIONS TO THIS APPLICATION

The Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

Actively-Managed Exchange-Traded Fund Relief

1.  Neither the Trust nor any Fund will be advertised or marketed as an open-end investment company or mutual fund.  Any advertising material that describes the purchase or sale of Creation Units or refers to redeemability will prominently disclose that the Shares are not individually redeemable and that owners of the Shares may acquire those Shares from the Fund and tender those Shares for redemption to the Fund in Creation Units only.

2.  The website for the Funds, which is and will be publicly accessible at no charge, will contain, on a per Share basis for each Fund, the prior Business Day’s NAV and the market closing price or the Bid/Ask Price, and a calculation of the premium or discount of the market closing price or Bid/Ask Price against such NAV.

3.  As long as a Fund operates in reliance on the Order, its Shares will be listed on an Exchange.

4.  On each Business Day, before commencement of trading in Shares on a Fund’s Exchange, the Fund will disclose on its website the identities and quantities of the Portfolio Positions held by the Fund that will form the basis for the Fund’s calculation of NAV per Share at the end of the Business Day.

5.  The Adviser or any Sub-Advisers, directly or indirectly, will not cause any Authorized Participant (or any investor on whose behalf an Authorized Participant may transact with the Fund) to acquire any Deposit Security for a Fund through a transaction in which the Fund could not engage directly.

6.  The requested relief to permit ETF operations will expire on the effective date of any Commission rule under the Act that provides relief permitting the operation of actively-managed exchange-traded funds.

Section 12(d)(1) Relief

7.           The members of an Acquiring Fund’s Advisory Group will not control (individually or in the aggregate) a Fund within the meaning of Section 2(a)(9) of the Act.  The members of an Acquiring Fund’s Sub-Advisory Group will not control (individually or in the aggregate) a Fund within the meaning of Section 2(a)(9) of the Act.  If, as a result of a decrease in the outstanding voting securities of a Fund, the Acquiring Fund’s Advisory Group or the Acquiring Fund’s Sub-Advisory Group, each in the aggregate, becomes a holder of more than 25 percent of the outstanding voting securities of a Fund, it will vote its Shares of the Fund in the same proportion as the vote of all other holders of that Fund’s Shares.  This condition does not apply to the Acquiring Fund’s Sub-Advisory Group with respect to a Fund for which the Acquiring Fund Sub-Advisor or a person controlling, controlled by, or under common control with the Acquiring Fund Sub-Advisor acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the Act.

8.           No Acquiring Fund or Acquiring Fund Affiliate will cause any existing or potential investment by the Acquiring Fund in a Fund to influence the terms of any services or transactions between the Acquiring Fund or an Acquiring Fund Affiliate and the Fund or a Fund Affiliate.

9.           The board of trustees or directors of an Acquiring Management Company, including a majority of the Independent Trustees, will adopt procedures reasonably designed to ensure that the Acquiring Fund Advisor and any Acquiring Fund Sub-Advisor are conducting the investment program of the Acquiring Management Company without taking into account any consideration received by the Acquiring Management Company or an Acquiring Fund Affiliate from a Fund or a Fund Affiliate in connection with any services or transactions.

10.           Once an investment by an Acquiring Fund in Shares exceeds the limits in Section 12(d)(1)(A)(i) of the Act, the Board, including a majority of the Independent Trustees, will determine that any consideration paid by the Fund to an Acquiring Fund or an Acquiring Fund Affiliate in connection with any services or transactions: (i) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Fund; (ii) is within the range of consideration that the Fund would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (iii) does not involve overreaching on the part of any person concerned.  This condition does not apply with respect to any services or transactions between a Fund and its investment adviser(s), or any person controlling, controlled by or under common control with such investment adviser(s).

11.           No Acquiring Fund or Acquiring Fund Affiliate (except to the extent it is acting in its capacity as an investment adviser to a Fund) will cause the Fund to purchase a security in any Affiliated Underwriting.

12.           The Board, including a majority of the Independent Trustees, will adopt procedures reasonably designed to monitor any purchases of securities by the Fund in an Affiliated Underwriting, once an investment by an Acquiring Fund in the securities of the Fund exceeds the limit of Section 12(d)(1)(A)(i) of the Act, including any purchases made directly from an Underwriting Affiliate.  The Board will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Acquiring Fund in the Fund.  The Board will consider, among other things:  (i) whether the purchases were consistent with the investment objectives and policies of the Fund; (ii) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (iii) whether the amount of securities purchased by the Fund in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years.  The Board will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to ensure that purchases of securities in Affiliated Underwritings are in the best interest of shareholders of the Fund.

13.           Each Fund will maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in Affiliated Underwritings, once an investment by an Acquiring Fund in the securities of the Fund exceeds the limit of Section 12(d)(1)(A)(i) of the Act, setting forth from whom the securities were acquired, the identity of the underwriting syndicate’s members, the terms of the purchase, and the information or materials upon which the determinations of the Board were made.

14.           Before investing in Shares of a Fund in excess of the limits in Section 12(d)(1)(A), each Acquiring Fund and the Fund will execute an Acquiring Fund Agreement stating, without limitation, that their boards of directors or boards of trustees and their investment adviser(s), or their Sponsors or trustees(“Trustee”), as applicable, understand the terms and conditions of the Order, and agree to fulfill their responsibilities under the Order.  At the time of its investment in Shares of a Fund in excess of the limit in Section 12(d)(1)(A)(i), an Acquiring Fund will notify the Fund of the investment.  At such time, the Acquiring Fund will also transmit to the Fund a list of the names of each Acquiring Fund Affiliate and Underwriting Affiliate.  The Acquiring Fund will notify the Fund of any changes to the list of the names as soon as reasonably practicable after a change occurs.  The Fund and the Acquiring Fund will maintain and preserve a copy of the Order, the Acquiring Fund Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

15.           The Acquiring Fund Advisor, Trustee or Sponsor, as applicable, will waive fees otherwise payable to it by the Acquiring Fund in an amount at least equal to any compensation (including fees received pursuant to any plan adopted under Rule 12b-1 under the Act) received from the Fund by the Acquiring Fund Advisor, Trustee or Sponsor, or an affiliated person of the Acquiring Fund Advisor, Trustee or Sponsor, other than any advisory fees paid to the Acquiring Fund Advisor, Trustee, or Sponsor, or its affiliated person by the Fund, in connection with the investment by the Acquiring Fund in the Fund.  Any Acquiring Fund Sub-Advisor will waive fees otherwise payable to the Acquiring Fund Sub-Advisor, directly or indirectly, by the Acquiring Management Company in an amount at least equal to any compensation received from a Fund by the Acquiring Fund Sub-Advisor, or an affiliated person of the Acquiring Fund Sub-Advisor, other than any advisory fees paid to the Acquiring Fund Sub-Advisor or its affiliated person by the Fund, in connection with any investment by the Acquiring Management Company in the Fund made at the direction of the Acquiring Fund Sub-Advisor.  In the event that the Acquiring Fund Sub-Advisor waives fees, the benefit of the waiver will be passed through to the Acquiring Management Company.

16.           Any sales charges and/or service fees charged with respect to shares of an Acquiring Fund will not exceed the limits applicable to a fund of funds as set forth in NASD Conduct Rule 2830.

17.           No Fund will acquire securities of any other investment company or company relying on Section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act, except to the extent permitted by exemptive relief from the Commission permitting the Fund to purchase shares of other investment companies for short-term cash management purposes.

18.           Before approving any advisory contract under Section 15 of the Act, the board of trustees or directors of each Acquiring Management Company, including a majority of the Independent Trustees, will find that the advisory fees charged under such advisory contract are based on services provided that will be in addition to, rather than duplicative of, the services provided under the advisory contract(s) of any Fund in which the Acquiring Management Company may invest.  These findings and their basis will be recorded fully in the minute books of the appropriate Acquiring Management Company.

IX.           PROCEDURAL MATTERS, CONCLUSIONS AND SIGNATURES

Pursuant to Rule 0-2(f) under the Act, the Applicants state that their address is as indicated on the first page of this application.  The Applicants further state that all written or oral communications concerning this Application should be directed to:

Michael Berenson, Esq.
(202) 373-6036
               Bingham McCutchen LLP
2020 K Street, N.W.
               Washington, D.C.  20006

In accordance with Rule 0-2(c) under the Act, Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of the Applicants.   Sam Masucci is authorized to sign and file this document on behalf of the Adviser pursuant to the general authority vested in him as President. Will Martin is authorized to sign and file this document on behalf of the Distributor pursuant to the general authority vested in him as Chief Compliance Officer. Sam Masucci is authorized to sign and file this document on behalf of the Trust pursuant to the general authority vested in him as President and Chairman of the Board.

In accordance with Rule 0-5 under the Act, Applicants request that the Commission issue the Order without holding a hearing.

Based on the facts, analysis and conditions in the Application, Applicants respectfully request that the Commission issue an Order under Sections 6(c), 12(d)(1)(J) and 17(b) of the Act granting the Relief requested by this Application.

Dated: July 18, 2013

GENCAP Strategies LLC

By: /s/ Sam Masucci
Name: Sam Masucci
Title: President

Esposito Securities LLC
By: /s/Will Martin
Name: Will Martin
Title: Chief Compliance Officer

Factor Shares Trust

By: /s/ Sam Masucci
Name: Sam Masucci
Title: President and Chairman of the Board

Verification

The undersigned states that he has duly executed the attached Application dated July 18, 2013 for and on behalf of GENCAP Strategies LLC; that he is the President of GENCAP Strategies LLC, and that all actions necessary to authorize the undersigned to execute and file such instrument have been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Sam Masucci
Name: Sam Masucci
Title: President

The undersigned states that he has duly executed the attached Application dated July 18, 2013 for and on behalf of Esposito Securities LLC; that he is the Chief Compliance Officer of Esposito Securities LLC, and that all actions necessary to authorize the undersigned to execute and file such instrument have been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Will Martin
Name: Will Martin
Title: Chief Compliance Officer

The undersigned states that he has duly executed the attached Application dated July 18, 2013 for and on behalf of Factor Shares Trust; that he is the President and Chairman of the Board of Factor Shares Trust, and that all actions necessary to authorize the undersigned to execute and file such instrument have been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Sam Masucci
Name: Sam Masucci
Title: President and Chairman of the Board